

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OCT 07 2002

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002
SK Telecom Co., Ltd.
99, Seorin-dong Jongro-gu,Seoul,110-110, Korea

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ✓

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - __________ .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom

DATE, October 2, 2002 By 

Name : Sung-Hae Cho
Title: Vice President

SK Telecom
110-728. 서울특별시 종로구 서린동 99
99, Seorin-dong, Jongro-gu, Seoul, 110-728, Korea

Report to the Korea Stock Exchange

Re: Negotiation with KT for share swap has begun

SK Telecom(SKT)'s President, Mr. Pyo stated at the 2nd Annual Analyst Seminar that SKT had met with Korea Telecom (KT) in order to proactively resolve the equity swap issue on September 26.

Currently, SKT owns 9.55% of KT stakes and KT owns 9.27% of SKT stake.